As filed with the Securities and Exchange Commission on April 12, 2002

Registration No. 333-72860

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

JMAR TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	3559 (Primary Standard Industrial Classification Code Number)	68-0131180 (I.R.S. Employer Identification Number)

5800 Armada Drive
Carlsbad, CA 92008
(760) 602-3292

(Address including zip code and telephone number, including area code of Registrant’s principal executive offices and principal place of business)

Joseph G. Martinez, Esq.
General Counsel
5800 Armada Drive
Carlsbad, CA 92008
(760) 602-3292

(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:

If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

Calculation of Registration Fee

		Proposed
	Amount to be	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered	Offering Price (1)	Registration Fee (2)

Common Stock, par value $0.01 per share (3)	881,970	$2,778,206	$694.55 (4)

(1)	Calculated solely for purposes of determining the registration fee and based on the average of the high and low prices for the Common Stock on November 2, 2001 as reported on NASDAQ.

(2)	Amount calculated pursuant to Section 6(b) under the Securities Act.

(3)	Each share of Common Stock, $0.01 par value per share, includes a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock pursuant to the Registrant’s Shareholder Rights Plan.

(4)	Previously paid by wire transfer on November 6, 2001.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREUNDER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.

PROSPECTUS

JMAR TECHNOLOGIES, INC.
881,970 Shares

This Prospectus covers 603,051 shares of common stock of JMAR Technologies, Inc., a Delaware corporation (“JMAR” or “Company”), that were issued to the former shareholders of Semiconductor Advanced Lithography, Inc. (“SAL”), as well as 278,919 shares of JMAR common stock issuable upon conversion of Convertible Notes that were issued to former noteholders of SAL. The persons listed as “Selling Shareholders” in this Prospectus may sell the shares of common stock offered by this Prospectus from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to them. The Company is not offering any shares under this Prospectus and will not receive any of the proceeds from the sale of these shares. Our common stock is traded on the Nasdaq National Market under the symbol “JMAR.” On April 11, 2002, the closing sale price for our common stock as reported on the Nasdaq National Market was $1.95 per share.

SEE “RISK FACTORS” BEGINNING ON PAGE 4 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No person has been authorized by us to give any information or to make any representations about the offering of common stock made by this prospectus other than the information and representations contained in this prospectus. Accordingly, you should not rely on information outside of this prospectus. This prospectus is not an offer to sell or buy any security other than the common stock offered by this prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful. The information in this prospectus is current as of the date of this prospectus. Your receipt of this prospectus does not mean that there has been no change in the affairs of JMAR Technologies, Inc. since the date of this prospectus or that the documents which are incorporated by reference in this prospectus are correct as of any date after the date of such documents.

The date of this prospectus is _______, 2001

JMAR TECHNOLOGIES, INC.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT 23.3

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

JMAR TECHNOLOGIES, INC.

         Founded in 1987, we are a California and Vermont-based semiconductor industry-focused company. We provide a full range of measurement and inspection systems for high-precision, sub-micron manufacturing applications and are a leading developer of proprietary advanced laser and X-ray light sources for next generation semiconductor applications. We also have adapted some of our semiconductor manufacturing technology to the biochip manufacturing industry. In addition, we provide semiconductor process technology services to the U.S. Government and aerospace customers in connection with their establishment and operation of semiconductor fabrication facilities. Our operations are conducted in two business segments, as follows:

         FRONT-END SEMICONDUCTOR EQUIPMENT AND SERVICES — This segment includes the operations of JMAR Research, Inc., recently-acquired Semiconductor Advanced Lithography, Inc. (“SAL”) (renamed JMAR/SAL NanoLithography, Inc., or “JSAL”) and the Semiconductor Process Technology Services business of JSI. This segment of our business represented 69% of our sales for 2001. In our JRI and JSAL businesses, we conceive and create leading-edge microelectronics manufacturing systems based on our patented X-ray and other advanced light sources for higher-performance semiconductor manufacturing. With the acquisition of JSAL, we are now the leading supplier of X-ray lithography stepper systems.

         PRECISION EQUIPMENT — This segment consists of the operations of JMAR Precision Systems, Inc. (“JPSI”). In our JPSI division, we manufacture state-of-the-art precision inspection, motion control and light-based manufacturing and metrology systems for the microelectronics industry, including high-performance laser-light based precision systems for repairing defective semiconductors and systems for fabricating advanced bio-chip products. This segment of our business represented 31% of our sales in 2001.

         We maintain our executive offices at 5800 Armada Drive, Carlsbad, California 92008 and our telephone number is (760) 602-3292.

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR CONTINUED OPERATING LOSSES COULD RESULT IN OUR INABILITY TO OBTAIN A LINE OF CREDIT.

     Our operating loss for 2001 was approximately $16 million, which included asset writedowns and special items of $9.3 million, principally related to the standard semiconductor products business at JSI. In 2002, we decided to discontinue our standard semiconductor products business. Due to our operating losses, our current lender has reduced the amount of our line of credit from $5 million to $3 million with a requirement for a $3 million compensating cash balance. If further losses continue, our bank could take further action regarding our line of credit, including termination of our line of credit. Under our present line, there are no financial ratio covenants, but we cannot give any assurances that such ratios might not be imposed at a later date. We are in discussions with alternate lenders with the goal of obtaining a more favorable line of credit, but we can give no assurances that we will improve the terms or amount of availability of our line of credit. As of March 31, 2002, our balance under the line of credit is $2,000,000, leaving $1 million that can be borrowed under the line, and we have approximately $7 million in cash.

•	OUR CASH REQUIREMENTS ARE SIGNIFICANT AND IF WE DO NOT GENERATE SUFFICIENT FUNDS FROM OPERATIONS OR OBTAIN ADDITIONAL FINANCING WE MAY BE UNABLE TO CONTINUE OUR PRESENT PRODUCT DEVELOPMENT ACTIVITIES OR PURSUE OUR PRESENT ACQUISITION STRATEGIES.

         Our cash requirements have been and will continue to be significant. Our cash used in operating activities for the years ended December 31, 1999, 2000 and 2001 was $2,367,011, $2,369,276 and $417,246, respectively. These negative cash flows are primarily related to recent operating losses and increases in current assets, primarily inventories. For the years ended December 31, 1999, 2000 and 2001, we incurred net losses of $2,248,994, $1,224,765 and 14,701,534, respectively. Further losses will consume additional cash.

         We believe that we have adequate resources to fund our operations and working capital requirements at least through December 31, 2002 based on our current level of operations and business conditions. However, we have determined that we will require additional financing for working capital needs thereafter. The development and commercialization of our patented x-ray lithography sources and steppers has been substantially funded by U.S. Department of Defense contracts. The award and funding of those government contracts is often a lengthy process and we are often required to provide funding for our x-ray lithography program pending receipt of these contract funds. It is also our goal to accelerate the commercialization of our X-ray lithography systems in order to introduce these products into the market sooner than the pace at which the government has funded our development program. In order to do so, we will need additional financing. We believe we have available several potential sources of capital, including private offerings of equity, public offerings of debt or equity, as well as additional contract funding of our research and development programs from the Department of Defense. In light of the present market conditions, however, we can give no assurances that any such additional financings will be available when needed on favorable terms, or at all.

•	OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. AS A RESULT, WE MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

         Our quarterly revenues and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, including the risk factors set forth in this section. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline.

•	IF WE ARE UNSUCCESSFUL IN ACHIEVING MARKET ACCEPTANCE OF OUR NEW PRODUCTS, OUR BUSINESS MAY SUFFER.

         The markets for certain of our existing products may be saturated. We cannot assure you that we will achieve greater penetration in such markets. Achieving market acceptance for our new and proposed products requires substantial marketing and sales efforts and the expenditure of significant funds to create customer awareness of and demand for our products. We cannot assure you that recent or future additions to our product lines will achieve significant market acceptance or result in significantly increased levels of revenues.

•	IF OUR PRODUCT DEVELOPMENT PROGRAMS ARE NOT SUCCESSFUL, IT COULD HARM OUR BUSINESS.

         The development of sophisticated laser systems and microelectronics manufacturing products is a lengthy and capital intensive process and is subject to unforeseen risks, delays, problems and costs. As an example, as noted above, we have been unsuccessful in establishing our new standard semiconductor products portion of JSI’s business. We cannot assure you that we will be able to successfully develop any additional products or enhance our existing products, or that unanticipated technical or other problems will not occur which would result in delays in our development program.

         Our x-ray source development program, intended to produce x-ray sources for semiconductor lithography and for semiconductor inspection and related processes, has been a technologically challenging effort which has taken several years to achieve its current results. We are currently integrating our x-ray source into a JSAL stepper and anticipate conducting wafer exposures using this integrated system by the end of the third quarter of 2002. Additional efforts are ongoing to increase the x-ray power output of our x-ray sources to meet commercially viable requirements for the Gallium Arsenide chip manufacturing industry, with the expectation of receiving an order for a commercial system by the end of 2002. Although we believe we will resolve these challenges, the failure to do so within the time demanded by potential customers could have a material adverse impact on the success of our efforts to manufacture and sell our x-ray source equipment. The failure to sell significant amounts of our newly developed x-ray lithography equipment within our announced timeframes could have a material adverse impact on our stock price.

•	WE DEPEND ON THIRD PARTY SUPPLIERS OF VARIOUS COMPONENTS FOR OUR EQUIPMENT BUSINESSES AND OUR BUSINESS WILL BE HARMED IF THE SUPPLY OF KEY COMPONENTS IS INTERRUPTED OR DISCONTINUED.

         Our equipment businesses, JMAR Precision Systems, Inc., JMAR Research, Inc. and JMAR/SAL NanoLithography, Inc. (“JSAL”), are dependent on third party suppliers for components used in the development and manufacture of our products. In the case of our existing products at JMAR Precision Systems, we do not rely on any sole sources of supply for these components. If certain key components are delayed or unavailable, we might have to reengineer our products, resulting in delays and increased costs, or we may have to pay other suppliers more to obtain those components, which could adversely affect our business.

In the case of our x-ray lithography development program, we have subcontracted portions of the development effort to third party suppliers, who may initially be the sole suppliers for the prototype unit, but we anticipate having multiple sources of supply for the components used in our future production systems. In particular, our X-ray light source requires a component called a collimator, which collects the X-ray output from our X-ray source and directs the X-rays to the wafer. We have received collimators in the past from X-ray Optical Systems, Inc. (XOS) and are using one of their current collimators on the X-ray lithography system currently being integrated with a JSAL stepper. We have engaged XOS to develop a higher-efficiency collimator to be developed by the end of 2002 to be used with our first commercial systems. This higher-efficiency collimator and other future improvements are needed to increase the X-ray power of our lithography equipment in order to achieve our goal of entering the high volume silicon lithography market by 2005. If we cannot obtain these high-efficiency collimators when needed then we will need to rely on other alternatives to increase the X-ray power of our systems, which would involve additional re-engineering and related delays and additional costs which could adversely affect our business.

•	THE SUCCESS OF OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY, PARTICULARLY AGAINST LARGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES.

         The markets for our products are highly competitive and are characterized by rapid technological change and evolving industry standards. Development by others of new or improved products, processes or technologies may make our products obsolete or less competitive. Our ability to compete is dependent on our ability to continually enhance and improve our products and to successfully develop and market new products. Many of our competitors have greater financial, managerial and technical resources than we have. We cannot assure you that we will successfully differentiate ourselves from our competitors, that the market will consider our products to be superior to our competitors’ products or that we will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

•	WE RELY ON FUNDING FROM THE U.S. DEPARTMENT OF DEFENSE FOR A SIGNIFICANT PORTION OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES AND WOULD BE ADVERSELY AFFECTED IF THOSE FUNDS WERE CURTAILED IN THE NEAR FUTURE.

          For fiscal years 1999, 2000, and 2001, the United States Government accounted for approximately 58%, 45% and 66%, respectively, of our revenues. Our X-ray lithography program has been principally funded over the past 7 years by contract funding from the Defense Advanced Research Projects Agency (DARPA). In addition, the technology services business of our JMAR Semiconductor division, which performs services for a U.S. Government semiconductor fabrication facility, has received contract funding from another U.S. Department of Defense agency. The DOD’s overall budget, and our participation therein, are subject to reduction based upon a number of factors, including general budgetary constraints, shifting priorities of the specific governmental agency which sponsors the funding and our own performance under our contracts with the Government. We cannot assure you that we will continue to receive funding from Government sources at similar levels in the future.

A SIGNIFICANT PORTION OF OUR SALES HAVE COME FROM A SMALL NUMBER OF CUSTOMERS.

     In addition to our receipt of contract sales from the U.S. Government, in recent years a significant portion of our sales came from two customers. In fiscal years 1999, 2000 and 2001, IBM accounted for 10.3%, 5.6% and 5.0% of our sales and Affymetrix, Inc. accounted for 13.4%, 16.3% and 4.9% of our sales. We anticipate a further reduction in sales to IBM and Affymetrix in 2002. Although the percentage of sales represented by IBM and Affymetrix declined in 2001, the complete loss of such customers would cause a material reduction in our revenues. We cannot assure you that we will continue to receive orders from these two customers at similar levels in the future.

•	IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL, HIGHLY SKILLED PERSONNEL REQUIRED FOR THE EXPANSION OF OUR ACTIVITIES, OUR BUSINESS WILL SUFFER.

         Our success is substantially dependent on the efforts of certain key personnel. The loss of such key personnel could adversely affect our business and prospects. In such event, we cannot assure you that we would be able to employ qualified persons on terms favorable to us. In seeking and retaining qualified personnel, we are required to compete with companies having greater financial and other resources than we have. Since our future success is dependent upon our ability to retain or attract qualified personnel, our failure to do so could have an adverse impact on our business.

•	CERTAIN OF OUR BUSINESS AREAS ARE SUBJECT TO GOVERNMENT REGULATIONS, AND IF WE FAIL TO COMPLY WITH THOSE REGULATIONS, THOSE BUSINESS AREAS MAY SUFFER.

         Our X-ray lithography program conducted by our JMAR Research and JSAL divisions has been funded primarily by government contracts from the Defense Advanced Research Projects Agency and our JMAR Semiconductor division has received other government funding in the past and may receive similar funding in the future. These businesses are subject to various government regulations in connection with their government R&D contract work. In addition, these portions of our business are subject to audit by the U.S. Government of the costs incurred under U.S. Government contracts and to safety audits by various U.S. Government agencies. Our failure to comply with these government regulations could jeopardize existing and future funding.

•	WE RELY IN PART ON FOREIGN SALES AND THAT PART OF OUR BUSINESS COULD BE HARMED BY ECONOMIC AND POLITICAL INSTABILITY, FLUCTUATIONS IN FOREIGN CURRENCY, CHANGES IN IMPORT/EXPORT REGULATIONS AND DUTIES AND OTHER TRADE RESTRICTIONS.

         We derive a portion of our revenues from shipments to foreign markets. Revenues from shipments to foreign markets were $2,813,687, $1,382,453 and $612,394 for the years ended December 31, 1999, 2000 and 2001, respectively. Although we denominate our foreign shipments in U.S. dollars, we are subject to various risks inherent in foreign trade, including economic or political instability, shipping delays, fluctuations in foreign currency rates, custom duties and import quotas and other trade restrictions, all of which could have a significant impact on our ability to deliver our products on a timely and competitive basis.

•	ASSERTING, DEFENDING AND MAINTAINING INTELLECTUAL PROPERTY RIGHTS IS DIFFICULT AND COSTLY AND THE FAILURE TO DO SO COULD HARM OUR ABILITY TO COMPETE AND THE RESULTS OF OUR OPERATIONS.

         We rely, to a significant extent, on patents, trade secrets and confidentiality agreements to protect our proprietary technology. We cannot assure you as to the breadth or degree of protection which existing or future patents, if any, may afford us, or that patents will not be circumvented or invalidated, or that our products do not and will not infringe on patents or violate proprietary rights of others. In the event a patent infringement claim is asserted against us, or we are required to enforce our rights under an issued patent, the cost of such actions may be very high, whether or not we are successful. While we are unable to predict what such costs, if any, will be if we are obligated to pursue patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.

•	IF OUR OUTSTANDING OPTIONS AND WARRANTS ARE EXERCISED IT WILL RESULT IN DILUTION.

         As of March 31, 2002, we had outstanding 23,841,272 shares of common stock, substantially all of which are freely tradable without restriction or further registration under the Securities Act. Affiliates may sell the shares they own pursuant to Rule 144, subject to certain notice filing and volume limitations.

         As of March 31, 2002, there were 3,581,402 shares of common stock subject to issuance upon exercise of outstanding options and warrants and 278,919 shares issuable upon conversion of $1.2 million in Convertible Notes. In addition, pursuant to our acquisition of SAL, if JSAL achieves certain specified performance criteria related to our X-ray lithography business during 2002, we will be obligated to issue to the former SAL shareholders and creditors up to an additional 354,736 shares and up to $2.2 million in Convertible Notes, with conversion prices equal to 120% of the average closing prices of our stock for the 5 days preceding the issuance of the Notes. In addition, Warrants to purchase an additional 150,000 shares of common stock were issued to investors and Warrants to purchase 20,000 shares were issued in a financing completed in March, 2002. To the extent that outstanding options and warrants are exercised prior to their expiration dates, additional equity investment funds will be paid into us at the expense of dilution to the interests of our stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants and other securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities. The sale of the shares issued upon exercise of our outstanding warrants and options and conversion of Convertible Notes could adversely affect the market price of our common stock.

•	IF PRODUCT LIABILITY CLAIMS ARE BROUGHT WHICH EXCEED OUR LIABILITY INSURANCE LIMITS OUR BUSINESS WOULD BE HARMED.

         We may be exposed to potential product liability claims arising out of the use of our products. Although we currently maintain product liability insurance, we cannot assure you that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured successful claim against us could have a material adverse affect on our business.

•	WE DO NOT PRESENTLY INTEND TO PAY CASH DIVIDENDS TO OUR SHAREHOLDERS.

         We have never paid cash dividends and intend, for the foreseeable future, to retain our earnings, if any, to finance our business. Future dividend policy will depend on our earnings, capital requirements, financial condition, debt covenants and other factors considered relevant by our Board of Directors.

•	OUR ABILITY TO USE OUR ENTIRE NET OPERATING LOSS CARRYFORWARD IS LIMITED BY PRIOR CHANGES IN OWNERSHIP AND MAY BE FURTHER LIMITED IN THE FUTURE.

         We have federal net operating loss carryforwards of in excess of $39 million. These NOLs expire incrementally starting in 2004 through 2016. Realization of future tax benefits from utilization of our net operating loss carryforwards for income tax purposes is also limited by changes in ownership in 1990, 1992 and 1993. Of the $39 million in NOLs, annual limitations of $985,000 apply to approximately $5.7 million of the NOLs and approximately $33 million of the NOLs is not subject to these annual limitations. In addition, the net operating losses of acquired companies are also subject to separate change of ownership limitations. Due to our taxable losses in the past three years, we have been unable to take advantage of the benefits of our NOLs. The realization of the benefits of these NOLs is dependent upon our recognition of taxable income in the future prior to the expiration of the NOLs.

•	IF WE ISSUE SHARES OF PREFERRED STOCK WITH GREATER RIGHTS THAN THE COMMON STOCK, IT COULD RESULT IN THE DECREASE IN MARKET PRICE OF THE COMMON STOCK AND COULD DELAY OR PREVENT A CHANGE IN CONTROL OF US.

         Our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, of which no shares are currently outstanding. Our Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

FORWARD-LOOKING STATEMENTS

         This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us. You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

         The shares of Common Stock are being registered by this Registration Statement to enable the Selling Stockholders to publicly sell these shares should they choose to do so in the future. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. However, we are also registering shares that are issuable upon conversion of $1.2 million in Convertible Notes. If the holders of the Convertible Notes desire to sell the underlying shares, they will need to convert their Convertible Notes into shares of Common Stock. If all of the Convertible Notes are converted, our total indebtedness will decrease by $1.2 million.

DESCRIPTION OF COMMON STOCK

         Our authorized capital stock presently consists of 40,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of March 31, 2002, there were 23,841,272 shares of common stock and no shares of preferred stock issued and outstanding. As of December 31, 2001, there were approximately 12,600 record holders of our common stock.

         The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

         Computershare Trust Company, Inc. acts as transfer agent and registrar for our common stock.

Shareholder Rights Plan

         Each share of common stock has associated with it one right to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock for $25.00, subject to adjustment. The terms of the rights are set forth in a Rights Agreement dated as of February 12, 1999, between us and Computershare Trust Company, Inc., as Rights Agent. Prior

to the occurrence of certain specified future events, the rights are not exercisable and will not be represented by separate certificates and will be transferable with and only with the associated common stock.

         Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the common stock, each holder of rights will be entitled to purchase securities of us or of an acquiring company having a market value equal to two times the purchase price thereof. In addition, rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

         Subject to certain limitations, we may redeem the rights in whole, but not in part, at a price of $0.0001 per right. We may also exchange one share of common stock for each right. The rights will expire on February 12, 2009, unless earlier redeemed or exchanged by us.

         Our Rights Plan may have the effect of discouraging unsolicited takeover attempts. The foregoing summary of certain terms of the rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Securities and Exchange Commission.

Delaware Anti-takeover Law and Charter Provisions

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of the corporation’s voting stock.

         The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitation on Director’s Liability

         Our certificate of incorporation limits the liability of our directors or stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit.

         The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

         Our Bylaws require us to indemnify our officers and directors against liabilities incurred by them while acting in such capacities if the officer or director establishes that he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to our best interests.

DESCRIPTION OF PREFERRED STOCK

         Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock in one or more series. As of March 31, 2002, we did not have any outstanding shares of preferred stock or options to purchase preferred stock. Our Board of Directors, however, has the authority without shareholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of preferred stock at any time. The rights, preferences and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to each series. Although it has no present intention to do so, our Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

SELLING STOCKHOLDERS

         The following table sets forth as of March 31, 2002 certain information regarding the beneficial ownership of the Company’s Common Stock by the following persons (“Selling Stockholders”). Except as provided below, the Selling Stockholders shown in the table have sole voting and investment power with respect to the shares. The persons who control the voting and disposition of the shares on behalf of the Selling Stockholders who are not natural persons are listed in the footnotes that follow. None of the Selling Stockholders nor any of their affiliates are “broker-dealers” (as defined in the Securities Act).

	Number of
	Shares of	Percent of		Number of	Percent Shares
	Common	Shares of		Shares Remaining	Outstanding
	Stock	Common	Number of	if All Shares	if All Shares
	Beneficially	Stock	Shares Being	Registered	Registered
Name	Owned	Outstanding	Registered	Are Sold	Are Sold

DI Corporation (1)	109,591	*	107,928	0	0.00%

INFIDAR Investment Advisory Ltd. (2)	104,311	*	104,311	0	0.00%

Green Mountain Capital LP (3)	74,157	*	74,157	0	0.00%

Winfried Suss (4)	66,162	*	66,162	0	0.00%

Suss MicroTec AG (5)	60,000	*	60,000	0	0.00%

Charles Dickinson (6)	58,994	*	58,620	374	*

Jean Dickinson (7)	55,494	*	55,494	0	0.00%

Paul Hofer (8)	30,113	*	30,113	0	0.00%

Daniel Fleming (9)	27,245	*	27,245	0	0.00%

Birgit Suss-Nickl (10)	25,661	*	25,661	0	0.00%

Michael Suss (11)	25,605	*	25,605	0	0.00%

Andreas Camenzind	23,943	*	23,943	0	0.00%

Jochen Suss (12)	21,676	*	21,676	0	0.00%

JoAnn H. and Peter Heinz Trustees (13)	31,390	*	20,086	0	0.00%

Wilhelm Bosshard (14)	16,155	*	16,155	0	0.00%

Othmar Meier (14)	16,155	*	16,155	0	0.00%

Bharatan Patel (14)	16,155	*	16,155	0	0.00%

Coniglione Consulting (15)	15,962	*	15,962	0	0.00%

Gerlinde Wetzel (16)	12,191	*	12,191	0	0.00%

H&H Associates, Inc.(17)	31,390	*	11,304	0	0.00%

Pierre Arbour (18)	10,515	*	10,515	0	0.00%

Alfred Gremli	9,577	*	9,577	0	0.00%

Robert Selzer (19)	8,368	*	8,318	50	*

Eijiro Kodama (20)	8,077	*	8,077	0	0.00%

George McGee	5,321	*	5,321	0	0.00%

Francesco Della Porta (21)	3,987	*	3,987	0	0.00%

Hugh Keelan (21)	3,987	*	3,987	0	0.00%

Paul Castrucci	3,858	*	3,858	0	0.00%

Harry Bonyun III IRA (22)	3,491	*	3,325	0	0.00%

Otkay Piyale (23)	3,123	*	3,123	0	0.00%

*	Less than one percent

	Number of
	Shares of	Percent of		Number of	Percent Shares
	Common	Shares of		Shares Remaining	Outstanding
	Stock	Common	Number of	if All Shares	if All Shares
	Beneficially	Stock	Shares Being	Registered	Registered
Name	Owned	Outstanding	Registered	Are Sold	Are Sold

Richard Boudreault (24)	2,923	*	2,923	0	0.00%

Heinz Seigert (25)	2,671	*	2,671	0	0.00%

Simon Phaneuf (26)	2,388	*	2,388	0	0.00%

Stephane Tetreault (26)	2,388	*	2,388	0	0.00%

Harald Block	2,328	*	2,328	0	0.00%

Kenneth Mason (27)	2,021	*	2,021	0	0.00%

William Friml (28)	2,112	*	1,862	250	*

ALTUS Technologies (29)	1,663	*	1,663	0	0.00%

Won Ho Park (30)	109,561	*	1,663	0	0.00%

Robert Seguin (31)	1,591	*	1,591	0	0.00%

Jason Bacon	2,963	*	1,463	1,500	*

Shannon Thompson (28)	1,097	*	1,097	0	0.00%

Irmgard Heinz (32)	1,064	*	1,064	0	0.00%

Robert Ethier (33)	792	*	792	0	0.00%

Gilles Lauriault (33)	792	*	792	0	0.00%

Jean Michel Levesque (33)	792	*	792	0	0.00%

Marcel Paquette (33)	792	*	792	0	0.00%

Gravel & Shea (34)	745	*	745	0	0.00%

Peter Bennett	665	*	665	0	0.00%

Peter Gutschow	499	*	499	0	0.00%

Yunshen Ma (28)	399	*	399	0	0.00%

John Winsor (28)	399	*	399	0	0.00%

Mengchun Yu (28)	399	*	399	0	0.00%

Renee Plant (28)	333	*	333	0	0.00%

Jeanne Roussel	333	*	333	0	0.00%

Kevin Myers (28)	266	*	266	0	0.00%

William Bonyun	166	*	166	0	0.00%

Harry Bonyun III (35)	3,491	*	166	0	0.00%

David Bonyun	166	*	166	0	0.00%

Joseph Gagnon (28)	133	*	133	0	0.00%

*	Less than one percent

(1)	Includes 54,452 shares issuable pursuant to a convertible note in the amount of $234,255. The sole power to direct the Selling Stockholder’s voting and disposition of the shares is held by Won Ho Park, President of DI Corporation. Also includes 1,663 shares owned directly by Mr. Park, who is also a Selling Stockholder.

(2)	Includes 45,651 shares issuable pursuant to a convertible note in the amount of $196,409. The sole power to direct the Selling Stockholder’s voting and disposition of the shares is held by Roger Rothenbuhler, Partner and Walter Tobler, Partner.

(3)	Includes 21,098 shares issuable pursuant to a convertible note in the amount of $90,764. The sole power to direct the Selling Stockholder’s voting and disposition of the shares is held by Michael Sweatman, General Manager.

(4)	Includes 19,721 shares issuable pursuant to a convertible note in the amount of $84,843.

(5)	The sole power to direct the Selling Stockholder's voting and disposition of the shares is held by Dr. Franz Richter, CEO and Claus Lichtenberg, CFO of Suss MicroTec AG.

(6)	Includes 24,282 shares issuable pursuant to a convertible note in the amount of $104,464. Mr. Dickinson is a director of the Company.

(7)	Includes 24,282 shares issuable pursuant to a convertible note in the amount of $104,464. Ms. Dickinson is the wife of Mr. Dickinson.

(8)	Includes 13,178 shares issuable pursuant to a convertible note in the amount of $56,696.

(9)	Includes 2,560 shares issuable pursuant to a convertible note in the amount of $11,016. Dr. Fleming is the President of JMAR/SAL NanoLithography, Inc. (“JSAL”), a wholly-owned subsidiary of JMAR Technologies, Inc.

(10)	Includes 8,704 shares issuable pursuant to a convertible note in the amount of $37,446.

(11)	Includes 8,678 shares issuable pursuant to a convertible note in the amount of $37,336.

(12)	Includes 6,959 shares issuable pursuant to a convertible note in the amount of $29,940.

(13)	Includes 11,304 shares owned by H&H Associates, Inc., of which Mr. Heinz is an affiliate.

(14)	Includes 7,075 shares issuable pursuant to a convertible note in the amount of $30,437.

(15)	The sole power to direct the Selling Stockholder's voting and disposition of the shares is held by Guiseppe Coniglione, CEO of Coniglione Consulting.

(16)	Includes 3,644 shares issuable pursuant to a convertible note in the amount of $15,678.

(17)	Includes 4,942 shares issuable pursuant to a convertible note in the amount of $21,264. Also includes 20,086 shares owned by Mr. Heinz who is an affiliate of H&H Associates, Inc. and trustee of one of the Selling Stockholders.

(18)	Includes 4,601 shares issuable pursuant to a convertible note in the amount of $19,795.

(19)	Includes 354 shares issuable pursuant to a convertible note in the amount of $1,525. Mr. Selzer is the Senior Vice President of Technology of JSAL.

(20)	Includes 3,537 shares issuable pursuant to a convertible note in the amount of $15,219.

(21)	Includes 1,747 shares issuable pursuant to a convertible note in the amount of $7,516.

(22)	Includes 166 shares owned by Harry Bonyon III, beneficiary of the Selling Stockholder.

(23)	Includes 1,361 shares issuable pursuant to a convertible note in the amount of $5,857.

(24)	Includes 697 shares issuable pursuant to a convertible note in the amount of $2,999.

(25)	Includes 127 shares issuable pursuant to a convertible note in the amount of $550. Mr. Siegert is the Vice President of Operations and Quality Control of JSAL.

(26)	Includes 1,044 shares issuable pursuant to a convertible note in the amount of $4,492.

(27)	Includes 886 shares issuable pursuant to a convertible note in the amount of $3,812. Mr. Mason is the Vice President of Sales and Marketing of JSAL.

(28)	The holder is an employee of JSAL.

(29)	The sole power to direct the Selling Stockholder's voting and disposition of the shares is held by Benny Woon Kim Soon, President and CEO of Altus Technologies Pte Ltd.

(30)	Includes 107,591 shares owned by DI Corporation, of which Mr. Park is the CEO.

(31)	Includes 695 shares issuable pursuant to a convertible note in the amount of $2,994.

(32)	Ms. Heinz is the mother of Peter Heinz, trustee of a Selling Stockholder.

(33)	Includes 344 shares issuable pursuant to a convertible note in the amount of $1,484.

(34)	Includes 327 shares issuable pursuant to a convertible note in the amount of $1,410. The sole power to direct the Selling Stockholder's voting and disposition of the shares is held by Peter Erly, Director of Gravel & Shea.

(35)	Includes 3,325 shares owned by Selling Stockholder's IRA.

PLAN OF DISTRIBUTION

         Following the date of this Prospectus, subject to the restrictions on sale described in the following paragraph, the Selling Stockholders will be able to sell shares covered hereunder from time to time in one or more transactions in the over-the-counter market at prices and on terms prevailing on the date of the sale or in negotiated transactions or otherwise. The Company has not been advised when, or even whether, the Selling Stockholders intend to sell such shares.

         Pursuant to a Stockholders Agreement, each Selling Stockholder who owns more than 5,000 JMAR shares has agreed to limit the sale of their shares to no more than twenty-five percent of the total number of JMAR shares held by that stockholder in any three month period. The Selling Stockholders also agreed to refrain from selling any of their JMAR Shares for 60 days after being notified of our intent to engage in an underwritten public offering of our securities.

         The Selling Stockholders may pay customary brokerage commissions on the sale transactions. The Selling Stockholders and the brokers and dealers through whom sales of the shares are made may be deemed “underwriters” within the meaning of the Act and any and all payments to brokers/dealers associated with a distribution may be considered to be underwriting compensation. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including those arising under the Securities Act of 1933. If the Selling Stockholders should, collectively, engage a broker or dealer to sell a material portion of the Common Stock offered hereby, the Company may be required to file a post-effective amendment to this Registration Statement to show a change in the plan of distribution. The shares of Common Stock will be offered on a delayed or continuous basis pursuant to Rule 415 under the Act.

EXPERTS

         The consolidated financial statements and schedules of JMAR Technologies, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements and schedules of Semiconductor Advanced Lithography, Inc. as of December 31, 2000, 1999 and 1998 and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Gallagher, Flynn & Company, PLC, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

         The legality of the Securities offered hereby is being passed upon for us by Joseph G. Martinez, Esq., our Senior Vice President and General Counsel. Mr. Martinez is an officer of JMAR and has beneficial ownership of 85,501 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Information concerning us is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	Current Report on Form 8-K filed on August 22, 2001;

•	Amendment No. 1 to Current Report on Form 8-K/A filed on September 11, 2001;

•	Amendment No. 2 to Current Report on Form 8-K/A filed on February 26, 2002;

•	The description of our common stock contained in our registration statement on Form 8-A, filed on April 3, 1990, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed on March 8, 1999.

         This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock. You may request a copy of these filings at no cost. Please direct your requests to:

JMAR Technologies, Inc. 5800 Armada Drive Carlsbad, California 92008 Attention: Dennis Valentine (760) 602-3292

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

Amount
Securities and Exchange Commission registration fee	$694.55

Printing expenses	1,000.00

Accounting fees and expenses	1,000.00

Legal fees and expenses	500.00

Miscellaneous expenses	305.45

Total	3,500.00

         The amounts are estimated except for the registration fee. The Company has agreed to pay the above expenses of the Selling Stockholders in connection with the Offering.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article V of our bylaws provides that our directors, officers, employees and agents shall be indemnified against liabilities incurred by them while acting in such capacities, including liabilities arising under the Securities Act, except to the extent prohibited by then applicable law. Article V also provides for the advance of expenses incurred in defending any proceeding prior to the final disposition thereof, except to the extent prohibited by then applicable law. The right of indemnification provided shall not be exclusive of any right the party may have by law, or under any agreement, insurance policy, vote of our Board of Directors or stockholders or otherwise. We have the power to purchase and maintain insurance on behalf of any indemnifiable party against any liability asserted against or incurred by the indemnifiable party in such capacity.

         Section 145 of the Delaware General Corporation Law generally provides that indemnification will only be available where an officer or director can establish that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests.

         We maintain a director’s and officer’s liability insurance policy which indemnifies directors and officers for certain losses arising from a claim by reason of a wrongful act, as defined, under certain circumstances, in his or her capacity as a director or officer of us.

         For a description of the SEC’s position on indemnification, see the last paragraph of Item 17, “Undertakings,” which is incorporated by reference in response to this Item 15.

ITEM 16. EXHIBITS

EXHIBIT
NO.	DESCRIPTION

3.1(1)	Certificate of Incorporation of the Registrant

3.2(1)	Bylaws of the Registrant

3.3(2)	Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Registrant

4.1(1)	Form of Common Stock Certificate

4.2(2)	Rights Agreement, dated as of February 12, 1999

5.1(3)	Opinion of Joseph G. Martinez, Esq., Vice President and General Counsel of the Company

23.1(3)	Consent of Joseph G. Martinez is included in Exhibit 5.1 hereto.

23.2(3)	Consent of Arthur Andersen LLP

23.3	Consent of Gallagher, Flynn & Company, PLC

24.1(3)	Power of Attorney (see signature page in Part II of this Registration Statement)

(1)	Incorporated by reference to the exhibit filed with JMAR’s Registration Statement on Form S-1 (No. 33-47390) filed on April 22, 1992 and amended November 23, 1992, January 11, 1993, January 27, 1993, February 9, 1993, February 11, 1993, February 12, 1993 and declared effective on February 16, 1993.

(2)	Incorporated by reference to the exhibit filed with JMAR’s Registration Statement on Form 8-A filed on March 8, 1999.

(3)	Previously filed.

ITEM 17. UNDERTAKINGS

         (a)  The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)  The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d)  The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 12th day of April, 2002.

JMAR TECHNOLOGIES, INC.

By:	/s/ JOSEPH G. MARTINEZ

Joseph G. Martinez Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed below by the following persons on April 12, 2002, in the capacities indicated.

Signature	Title

* John S. Martinez	Chairman of the Board, Chief Executive Officer and Director

* Dennis E. Valentine	Chief Financial Officer and Principal Accounting Officer

* James H. Banister, Jr.	Director

* C. Neil Beer	Director

Vernon H. Blackman	Director

* Barry Ressler	Director

Charles Dickinson	Director

*By:	/s/ JOSEPH G. MARTINEZ Joseph G. Martinez Attorney-in-Fact

Exhibit Index

EXHIBIT
NO.	DESCRIPTION

3.1(1)	Certificate of Incorporation of the Registrant

3.2(1)	Bylaws of the Registrant

3.3(2)	Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Registrant

4.1(1)	Form of Common Stock Certificate

4.2(2)	Rights Agreement, dated as of February 12, 1999

5.1(3)	Opinion of Joseph G. Martinez, Esq., Vice President and General Counsel of the Company

23.1(3)	Consent of Joseph G. Martinez is included in Exhibit 5.1 hereto.

23.2(3)	Consent of Arthur Andersen LLP

23.3	Consent of Gallagher, Flynn & Company, PLC

24.1(3)	Power of Attorney (see signature page in Part II of this Registration Statement)

(1)	Incorporated by reference to the exhibit filed with JMAR’s Registration Statement on Form S-1 (No. 33-47390) filed on April 22, 1992 and amended November 23, 1992, January 11, 1993, January 27, 1993, February 9, 1993, February 11, 1993, February 12, 1993 and declared effective on February 16, 1993.

(2)	Incorporated by reference to the exhibit filed with JMAR’s Registration Statement on Form 8-A filed on March 8, 1999.

(3)	Previously filed.